UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008
Commission File Number: 333-128780
NCL CORPORATION LTD.
(Translation of registrant’s name into English)
7665 Corporate Center Drive
Miami, Florida 33126
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☒     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NCL Corporation Ltd. Announces Expiration of its Change of Control Offer for 10 5/8% Senior Notes Due 2014
Miami — March 7, 2008 —
NCL Corporation Ltd. (“NCL” or the “Company”) announced today that it completed its previously announced cash tender offer (the “Change of Control Offer to Purchase”), for any and all of its outstanding 10 5/8% Senior Notes due 2014 (CUSIP No. 62886HAC5) (the “Notes”).
The Change of Control Offer to Purchase was made solely to fulfill the Company’s obligations under the indenture governing the Notes following the previously announced investment by affiliates of Apollo Management, LP, on January 7, 2008, resulting in a “change of control”. The Change of Control Offer to Purchase, which commenced on February 5, 2008, expired at 12:01 a.m., New York City time, on Friday, March 7, 2008 (the “Expiration Date”). The Company intends to pay for all Notes delivered pursuant to the Change of Control Offer to Purchase on Wednesday, March 12, 2008.
As of the Expiration Date, $240,187,000 in aggregate principal amount of the Notes representing approximately 96% of the then outstanding Notes had been delivered for repurchase pursuant to the Change of Control Offer to Purchase. All Notes validly delivered and not withdrawn with respect to the Change of Control Offer to Purchase were accepted for payment.
This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.
About NCL Corporation
NCL Corporation Ltd. is the holding company for various subsidiary companies involved in owning and operating the ships of Norwegian Cruise Line.
NCL is building two new third generation Freestyle Cruising ships for delivery in 2010. NCL today has the youngest fleet in the industry, providing guests the opportunity to enjoy the flexibility of Freestyle Cruising on the newest, most contemporary ships at sea, and has recently added its latest new ship, the 2,400 passenger Norwegian Gem.
For high resolution, downloadable images, please log onto NCL’s Web site at www.ncl.com/pressroom. For further information on NCL Corporation, contact NCL in the U.S. and Canada at (866) 234-0292.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2008	NCL Corporation Ltd. (Registrant)
	By:	/s/ Kevin M. Sheehan
Kevin M. Sheehan
Executive Vice President and Chief Financial Officer

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